UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HANWHA Q CELLS CO., LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-33208	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Hanwha Building 9F

86 Cheonggyecheon-ro

Jung-gu, Seoul, Korea 100-797

(Address of principal executive offices) (Zip Code)

Jung Pyo Seo, Chief Financial Officer

Paul Combs, Investor Relations

Tel: +86-21-3852-1666

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1. Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS”) is a vertically integrated manufacturer of silicon ingots, silicon wafers, PV cells and PV modules. It manufactures a variety of silicon ingots, silicon wafers, PV cells and PV modules using advanced manufacturing process technologies that have helped us rapidly increase our operational efficiency. Substantially all of the ingots, wafers and PV cells it produces are used for its own PV module production. It also provides PV module processing services. It sells PV cells and PV modules both directly to system integrators and through third-party distributors and provide solar system integration services.

The disclosures set forth herein for the reporting period from January 1, 2014 to December 31, 2014 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

Hanwha Q CELLS has taken the following steps as part of its reasonable country of origin inquiry to determine whether any conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

•	Prepared a list of the materials used during the production of its products;

•	Determined whether any conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by Hanwha Q CELLS (“necessary conflict minerals”);

•	Identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

•	Requested that the Suppliers in Concern provide a statement on where they obtained their products and materials that contained conflict minerals and the origin for these products and materials; and

•	Analyzed whether the necessary conflict minerals used by Hanwha Q CELLS during the reporting period may have originated in the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

Hanwha Q CELLS determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured was tin. Tin-coated copper ribbon used in the production of solar modules and solder used in junction boxes and busbar connections uses tin. Hanwha Q CELLS has made inquiries with all its suppliers of tin-coated copper ribbon and solder about the source of the tin used in their products and further requested that these suppliers provide confirmation of origin for the tin contained in their products. Hanwha Q CELLS does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on Hanwha Q CELLS’ reasonable country of origin inquiry, it has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link in Hanwha Q CELLS’ Corporate Website

This specialized disclosure report on Form SD can be accessed on Hanwha Q CELLS’ investor relations website at http://investors.hanwha-qcells.com.

Item 1.02. Exhibit

Not applicable.

Section 2. Exhibits

Item 2.01. Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hanwha Q CELLS Co., Ltd.

By:	/s/ Seong Woo Nam
Name:	Seong Woo Nam
Title:	Chairman and CEO

Date: June 10, 2015

[Signature Page to Form SD]